SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period December 20, 2005 to January 12, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release updating progress on Trust Unit Conversion Program.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
January 12, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.A / PGF.B) — TSX; (PGH) — NYSE
PENGROWTH CORPORATION UPDATES PROGRESS
ON TRUST UNIT CONVERSION PROGRAM
(Calgary, January 11, 2006) /CCNMatthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), announces further progress on development of the Pengrowth Trust Unit Conversion Program (the “Conversion Program”). Pengrowth unitholders approved in principle a form of reservation system at the Annual and Special Unitholder Meeting on April 26, 2005 in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units.
Pengrowth continues to work with Computershare Trust Company of Canada on the final design of a unique reservation system that is fair to all unitholders while also meeting all regulatory and securities requirements governing the Conversion Program. Pengrowth and Computershare have identified a number of technical issues that must be resolved to provide an effective opportunity to Pengrowth’s unitholders, many of whom hold through intermediaries. Pengrowth proposes to implement the Conversion Program as soon as practicable during 2006 on an initial or trial basis depending upon the effectiveness, efficiency and cost of the system weighed against the benefit to all Pengrowth unitholders. Pengrowth will announce further details regarding the Conversion Program together with potential tax consequences of conversion prior to implementation.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191